North America Structured Investments

4yr Auto Callable Review Notes with Contingent Minimum Return Linked to SPX/RTY

J.P.Morgan

Overview

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer: JPMorgan Chase & Co.

Minimum Denomination: $10,000

Indices: Russell 2000® Index (RTY) and S&P 500® Index (SPX)

Pricing Date: February 24, 2016

Maturity Date: February 27, 2020

Review Dates: March 03, 2017 (first Review Date), February 26, 2018 (second Review Date) and February 25, 2019 (third Review Date), February 24, 2020 (final Review Date)

Payment if Called*: For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows:

between 9.00%* and 11.00%* × $1,000 if automatically called on the first Review Date between 18.00%* and 22.00%* × $1,000 if automatically called on the second Review Date between 27.00%* and 33.00%* × $1,000 if automatically called on the third Review Date between 36.00%* and 44.00%* × $1,000 if automatically called on the final Review Date

Contingent Minimum Return: 10.00%**

Buffer Amount: 30.00%

CUSIP: 48128GLX6

Preliminary Pricing supplement: http://sp.jpmorgan.com/document/cusip/48128GLX6/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above. You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

* To be determined on the Pricing Date, but not less than 9.00% or greater than 11.00% per annum.

Automatic Call

If the Index closing level of each Index on any Review Date is greater than or equal to the applicable Call Level, the notes will be automatically called for a cash payment per $1,000 principal amount note that will vary depending on the applicable Review Date and call premium.

Payment at Maturity

If the notes have not been automatically called and the Ending Index Level of each Index is less than its Initial Index Level by up to the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Contingent Minimum Return)
If the notes have not been automatically called and the Ending Index Level of either Index is less than its Initial

Hypothetical Amount Payable***

Lesser Performing Index Return at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
80.00%	9.00%	18.00%	27.00%	36.00%
60.00%	9.00%	18.00%	27.00%	36.00%
40.00%	9.00%	18.00%	27.00%	36.00%
20.00%	9.00%	18.00%	27.00%	36.00%
10.00%	9.00%	18.00%	27.00%	36.00%
0.00%	9.00%	18.00%	27.00%	36.00%
-5.00%	N/A	N/A	N/A	10.00%
-20.00%	N/A	N/A	N/A	10.00%
-25.00%	N/A	N/A	N/A	10.00%
-30.00%	N/A	N/A	N/A	10.00%
-30.01%	N/A	N/A	N/A	-30.01%
-80.00%	N/A	N/A	N/A	-80.00%
-100.00%	NA	NA	N/A	-100.00%

** To be determined on the Pricing Date, but not less than 10.00% per annum

*** Reflects a Minimum Coupon Rate of 9.00% for illustrative purposes. The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.

Payment at Maturity (Continued)

Index Level by more than the Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level of the Lesser Performing Index is less than its Initial Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Lesser Performing Index Return)
If the notes have not been automatically called and the Ending Index Level of either Index is less than its Initial Index Level by more than the Buffer Amount of 30%, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes at maturity.
Capitalized terms used but not defined herein shall have the meaning set forth in the preliminary pricing supplement.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

IMAGE OMITTEDNorth America Structured Investments 4yr Auto Callable Review Notes with Contingent Minimum Return Linked to SPX/RTY IMAGE OMITTED

Selected Risks Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. Any payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity are subject to changes in the market’s view of our creditworthiness. You are exposed to the risks of the decline in value of each Index. Your payment at maturity may be determined by the lesser performing Index. Return is limited to the principal amount plus call premium regardless of any appreciation of the Indices, which may be significant. If the notes have not been automatically called and the Ending Index Level of either Index is less than its Initial Index Level by up to the Buffer Amount, you will lose 1% of your principal for every 1% the final level of the lesser performing Index is less than its Initial Level. The benefit provided by the Buffer Amount may terminate on the Final Review Date. The automatic call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk. No interest or dividend payments, voting rights, or ownership rights with the securities included in the Index. You are exposed to the risks associated with small capitalization companies.
Selected Risks (continued) JPMS’ estimated value does not represent future values and may differ from others’ estimates. The notes’ value which may be reflected in customer account statements may be higher than JPMS’ then current estimated value. JPMS’ estimated value is not determined by reference to our credit spreads for our conventional fixed rate debt. Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline. The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” to the applicable pricing supplement for additional information. IMAGE OMITTED

Additional Information SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offering to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and the prospectus supplement as well as any product supplement and pricing supplement if you so request by calling toll-free 1-866-535-9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. Free writing prospectus filed pursuant to Rich 433, Registration statement No. 333-199966

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com